May 4, 2007

VIA EDGAR Correspondence

Ms. Sheila Stout, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: iShares Trust
      (Securities Act File No. 333-92935; and
      Investment Company Act File No. 811-09729)

Dear Ms. Stout:

This letter is in response to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to certain filings made by iShares Trust, a Delaware business trust (the “Trust”), on behalf of certain of its series (each, a “Fund” and collectively, the “Funds”). The comments were provided in a telephone conversation on April 17, 2007. For your convenience, your comments are set out below in italicized text and each comment is followed by our response.

Comments:

1.	Fidelity Bond.

(A) The staff requested that the Trust include in future fidelity bond filings a statement showing the amount of the single insured bond that the Trust would have provided and maintained had the Trust not been named as an insured under the joint bond that was filed with the SEC.

Response: In the future, the Trust will include this information in the fidelity bond filings pursuant to Rule 17g-1(g)(1).

2. Form N-PX.

(A) The Trust’s Form N-PX, filed on August 31, 2006, was not in compliance with Form N-PX’s general instruction Item F(2)(a). Item
F(2)(a) requires the registrant’s principal executive officer to sign its Form N-PX. The Trust’s treasurer signed the August 31, 2006 filing.

Response: The Trust’s Form N-PX, filed on August 31, 2006, has been signed by the Trust’s Principal Executive Officer, and was re-filed on May 4, 2007. In the future, the Trust’s Principal Executive Officer will sign its Form N-PX.

3. Annual Report.

(A) The staff noted that two Funds included in the filing had distributed a return of capital to their shareholders. The staff requested that the Trust describe why, at the time distributions were made by the two Funds showing a return of capital in their annual reports, it was not known or believed that the distributions contained a return of capital.

Response: It was not known or believed that the distributions contained a return of capital because, at the time the distributions were made, Fund income was sufficient to make distributions that did not contain a return of capital. Expenses from the June distribution date through the July 31st fiscal year-end reduced distributable income for the fiscal year. As a result, the distributions for the year represented a return of capital as calculated at the July 31st fiscal year-end.

(B) The staff suggests that the Trust disclose the circumstances and effects of fair valuation in the Funds’ annual reports.

Response: Beginning with annual reports dated March 31, 2007, the Trust will disclose the circumstances and effects of fair valuation in the Funds’ annual reports.

* * *

Should you have any questions or comments concerning the responses to your questions, please do not hesitate to contact me at 415-597-2779.

Sincerely,

/s/ Robert E. Zivnuska
Robert E. Zivnuska, Esq.
Counsel